Exhibit 99.2

担保契据

DEED OF GUARANTEE

本担保契据（下称“担保函”）于2026年2月5日

THIS DEED OF GUARANTEE (“Guarantee”) is made on February 5, 2026

由

BY

陈刚，中国公民，护照号 [*****]，地址[*****]（“担保人”）

CHEN Gang, a Chinese citizen with passport number [*****] of [*****](“Guarantor”)

为下列公司提供担保

IN FAVOUR OF

Maxeon Solar Pte. Ltd.，一家在新加坡注册成立的公司，其注册地址为新加坡布拉斯巴沙路51号Lazada One大厦7楼07-01室（“许可人”）

Maxeon Solar Pte. Ltd., a company incorporated in Singapore and having its registered address at 51 Bras Basah Road, #07-01, Lazada One, 189554 Singapore (“Licensor”)

鉴于：

WHEREAS:-

(A)
许可人已与上海爱旭新能源股份有限公司（一家在中国大陆注册成立的公司，其注册地址为中国上海市浦东新区秋月路26号4幢201-1室，邮编201210）（“被许可人”）签订日期为2026年2月5日的《专利许可协议》（以下简称“许可协议”）。根据该许可协议，许可人同意向被许可人授予特定专利及专利申请的许可，被许可人同意提供特定对价。

The Licensor have entered into a Patent License Agreement dated February 5, 2026 (“License Agreement”) with Shanghai Aiko Solar Energy Co., Ltd., a company incorporated in PR China whose registered office is at Room 201-1, Block 4, 26 Qiuyue Road, Pudong New Area 201210, Shanghai, PR China (“Licensee”) whereby

Exhibit 99.2

the Licensor has agreed to grant licenses under certain patents and patent applications to the Licensee, and the Licensee has agreed to provide certain considerations.

(B)
许可人已于2026年2月5日与被许可人及其他方签订《付款安排协议》（与许可协议合称“交易协议”）。根据该付款安排协议，许可人指定收款方收取被许可人根据许可协议应支付的特定款项，被许可人同意向收款方支付该等款项，收款方同意按付款协议所载条款及条件接收被许可人支付的该等款项。

The Licensor have entered into a Payment Arrangement Agreement dated February 5, 2026 (“Payment Agreement”, together with the License Agreement, the “Transaction Agreements”) with the Licensee and others, whereby the Licensor designates a payee (“Payee”) to receive certain amounts under the License Agreement from the Licensee and Licensee agrees to pay such amounts to the Payee and the Payee agrees to receive such amounts from the Licensee, on the terms and subject to the conditions set out in the Payment Agreement.

(C)
担保人特此同意，根据本担保函所载条款及条件，为被许可人履行交易协议项下所有义务、职责及承诺提供担保。

The Guarantor hereby agrees to guarantee the performance of all of the Licensee’s obligations, duties and undertakings under the Transaction Agreements on the terms and subject to the conditions set out in this Guarantee.

本担保函现特此见证、约定并声明如下：

NOW THIS GUARANTEE WITNESSETH AND IT IS HEREBY AGREED AND DECLARED as follows:-

INTERPRETATION 解释

1.1
Definitions 定义

在本担保函中：

In this Guarantee:

2

Exhibit 99.2

“担保义务”指被许可人根据交易协议对许可人和/或收款方承担的所有当前及未来义务、责任、负债及承诺（无论实际或或有，无论基于连带责任原则，或以任何身份承担）。

“Guaranteed Obligations” means all present and future obligations, duties, liabilities and undertakings (whether actual or contingent and whether owed on a joint and several basis, or in any capacity whatsoever) of the Licensee to the Licensor under the Transaction Agreements.

“许可方”指许可人，以及（如适用）其各自的继受人和受让人，以及任何受让方（如许可协议所定义）。

“Licensor Parties” means the Licensor, if applicable, its respective successor and assign and any Transferee (as defined in the License Agreement).

1.2
Construction 解释

(1)
除非本担保函另有特别定义或重新定义，或上下文另有要求，交易协议中定义的所有词语和表述在本担保函中使用时均具有相同含义，但若交易协议与本担保函的定义存在冲突，则以本担保函的定义为准。

All words and expressions defined in the Transaction Agreements shall, unless specifically defined or redefined herein or the context otherwise requires, have the same meaning when used in this Guarantee save that in the event of a conflict between a definition in the Transaction Agreements and this Guarantee, the definition in this Guarantee shall prevail.

(2)
除非另有说明，对条款的引用应理解为对本担保条款的引用。条款标题仅为方便查阅而设，在解释本担保函时应予以忽略。

Unless otherwise stated, references to Clauses shall be construed as references to clauses of this Guarantee. Clause headings are inserted for convenience of reference only and shall be ignored in the interpretation of this Guarantee.

GUARANTEE 担保

Exhibit 99.2

2.1
鉴于许可方与被许可人签订交易协议，担保人特此不可撤销且无条件地：

In consideration of the Licensor Parties entering into the Transaction Agreements with the Licensee, the Guarantor hereby, irrevocably and unconditionally:-

(1)
向许可方保证被许可人将按时、足额履行每一项担保义务。若被许可人在遵守或履行其应遵守或履行的任何担保义务时发生违约，担保人将对许可方进行赔偿，并赔偿许可方因被许可人违约而可能遭受或引致的一切损失与损害、成本与费用（包括按全额赔偿原则承担的法律及其他费用），使其免受影响；

guarantees to the Licensor Parties the due and punctual performance by the Licensee of each and all of the Guaranteed Obligations and if the Licensee defaults in the observance or performance of any of the Guaranteed Obligations and on its part to be observed and performed, the Guarantor will indemnify and keep the Licensor Parties fully indemnified against all losses and damages costs and expenses (including legal and other costs on a full indemnity basis) which may be suffered or incurred by the Licensor Parties by reason of any default on the part of the Licensee;

(2)
向许可方保证，如同其为主债务人般，应许可方要求支付所有款项、债务及责任（根据交易协议条款及条件，无论该等款项、债务及责任是当前已存在，还是在未来任何时间产生、成为到期应付，或不时发生），并包括许可方所产生的费用及开支。

guarantees to the Licensor Parties as if he was the primary obligor the payment to the Licensor Parties on demand of all monies, obligations and liabilities whether present or future, actual or contingent which are now or at any time hereafter be or become or from time to time due, owing or incurred to the Licensor Parties from or by the Licensee under the terms and conditions of the Transaction Agreements together with costs and expenses incurred by the Licensor Parties;

Exhibit 99.2

(3)
同意与许可方约定：若任何被担保债务变得或成为不可强制执行、无效或非法，则作为一项独立的主债务，担保人将在许可方提出要求后，立即就因其无法执行、无效或非法而导致被许可方未能支付（若非因该等无法执行、无效或非法）本应于到期日根据交易协议支付的任何金额，从而给许可方造成的任何成本、损失或责任进行赔偿。担保人根据本赔偿条款应支付的金额，不得超过若相关索赔金额本可根据担保基础得以追偿时，其在本条款下本应支付的金额。即使第2.1条所包含的担保可能因任何原因（无论该原因现在是否存在，也无论许可方现在是否知晓或将来是否知晓）而对担保人不再有效或可强制执行（除非双方另有约定），本赔偿义务仍将持续有效。

agrees with the Licensor Parties that if any of the Guaranteed Obligations is or becomes unenforceable, invalid or illegal, he will, as an independent and primary obligation, indemnify the Licensor Parties immediately on demand against any cost, loss or liability it incurs as a result of the Licensee not paying any amount which would, but for such unenforceability, invalidity or illegality, have been payable by it under the Transaction Agreements on the date when it would have been due. The amount payable by the Guarantor under this indemnity will not exceed the amount he would have had to pay under this Clause if the amount claimed had been recoverable on the basis of a guarantee. This indemnity shall remain in effect notwithstanding that the guarantee contained in Clause 2.1 may for any reason (whether or not now existing and whether or not now known or becoming known to the Licensor Parties) ceases to be valid or enforceable against the Guarantor (unless otherwise agreed by the parties hereto).

2.2
担保人在此同意，其在本担保函项下的义务应为绝对、不可撤销且无条件的，此承诺不受以下任何情况影响：交易协议的价值、真实性、有效性、规范性或可执行性；未采取任何强制执行措施；许可方对交易协议或其任何条款的豁免或同意；针对被许可方作出的任何判决裁决；任何执行判决的行动；或其他任何可能构成担保人保证责任之法律或衡平法上免除或抗辩事由的情形（完全履行除外）。本担保责任在法律允许的最大范围内持续有效。

Exhibit 99.2

The Guarantor hereby agrees that his obligations hereunder shall be absolute, irrevocable and unconditional, irrespective of the value, genuineness, validity, regularity or enforceability of the Transaction Agreements, the absence of any action to enforce the same, any waiver or consent by the Licensor Parties with respect to any provisions hereof or thereof, the recovery of any judgment against the Licensee, any action to enforce the same or any other circumstance (other than complete performance) which might otherwise constitute a legal or equitable discharge or defense of a surety of guarantor, all to the fullest extent permitted by law.

2.3
担保人进一步声明，在法律允许的最大范围内，特此放弃以下权利：在被许可方发生无力偿债或破产时，放弃履行审慎义务、提呈、要求付款、向法院提交索赔申请的权利；放弃要求首先对被许可方采取法律程序的权利；放弃抗辩、通知及任何形式的要求权利；并承诺其在本担保函下的担保责任，除非其完全履行本担保函项下义务，否则不得解除。

The Guarantor further, to the fullest extent permitted by law, hereby waives diligence, presentment, demand of payment, filing of claims with a court in the event of insolvency or bankruptcy of the Licensee, any right to require a proceeding first against the Licensee, protest, notice and all demands whatsoever and covenants that its guarantee under this Guarantee will not be discharged except by complete performance of its obligations hereunder.

2.4
担保人确认并声明：

The Guarantor acknowledges and confirms that:

(1)
其已阅读并理解交易协议及其项下义务的性质与范围；

he has read and understands the Transaction Agreements and the nature and extent of the obligations thereunder;

(2)
其在签署本担保函前已获得寻求独立法律意见的机会；

he has had the opportunity to seek independent legal advice prior to executing this Guarantee;

(3)
其自愿签署本担保函，并充分知悉其在此项担保下的义务。

Exhibit 99.2

he enters into this Guarantee voluntarily and with full knowledge of his obligations hereunder.

3
PERFORMANCE OBLIGATIONS 履行义务

3.1
若被许可人在履行任何担保义务时出现违约、失职、延误或疏漏，担保人应立即承担连带责任履行该等义务。被许可人违反交易协议的行为，即构成担保人在本担保函项下的违约行为，许可方的任何一方有权按照交易协议项下债务的加速履行方式及同等程度，要求担保人立即履行其在交易协议项下的全部担保义务。

If, at any time, there is any default, failure, delay or omission made by the Licensee in the performance of any of the Guaranteed Obligations, the Guarantor will be obligated to perform such Obligations immediately. A breach under the Transaction Agreements by the Licensee shall constitute a breach of the Guarantor under this Guarantee, and shall entitle any of the Licensor Parties to accelerate the obligations of the Guarantor hereunder in the same manner and to the same extent as the Guaranteed Obligations under the Transaction Agreements.

4
LIABILITY AS IF SOLE PRIMARY OBLIGOR 视同唯一主债务人的责任

4.1
在担保人与许可方之间（但不影响担保义务），担保人应继续承担本担保函项下的责任，如同其为唯一主债务人而非仅为担保人；许可方有权向担保人强制执行本保证，而无需事先向被许可人追索。

As between the Guarantor and the Licensor Parties (but without affecting the Guaranteed Obligations), the Guarantor shall remain liable under this Guarantee as if he was the sole primary obligor and not merely as surety, with the Licensor Parties being entitled to enforce this Guarantee against the Guarantor without first proceeding against the Licensee.

5
NOTICE 通知

Exhibit 99.2

5.1
根据本担保函规定须送达或提供的所有通知、请求、证明、要求或其他通讯：All notices, requests, certificates, demands or other communications required to be served or given pursuant to this Guarantee:

(1)
均须采用书面形式，可通过预付邮资邮件、挂号信、电子邮件、快递服务或亲自递送方式发送；

shall be in writing and may be sent by prepaid postage mail or registered post or email or courier service or personal delivery;

(2)
应发送至各方不时以书面形式向其他方指定的电子邮件地址或邮政地址；各方最初指定的电子邮件地址及邮寄地址如下：

shall be sent to the parties at the email address or postal address from time to time designated in writing by that party to the other; the initial email address and postal address so designated by each party being set out as follows:

若发给担保人：

in the case of Guarantor:

-
电子邮件地址：[*****]
-
Email Address: [*****]

-
邮寄地址：[*****]
-
Postal Address: [*****]

若发给许可人：

in the case of the Licensor:

-
电子邮件地址：[*****]
-
Email Address: [*****]

-
邮寄地址： 51 Bras Basah Road, #07-01, Lazada One, 189554 Singapore

Exhibit 99.2

-
Postal Address: 51 Bras Basah Road, #07-01, Lazada One, 189554 Singapore

(3)
应视为已于下列日期发出及收到：(a)如以预付邮资邮件或挂号邮件寄出，则于邮寄日期后的第二个营业日（香港银行营业日）； (b) 如通过快递服务或亲自递送，则视为在交付之时；及(c) 如通过电子邮件发送，则视为在发送之时。

shall be deemed to have been given and received (a) on the second (2nd) Business Day (a day when banks in Hong Kong are open for business) after the date of posting, if sent by prepaid postage mail or registered post; (b) when delivered, if delivered by courier service or by hand; and (c) on despatch, if sent by email.

6
BINDING EFFECT OF THIS GUARANTEE 本担保函的约束力

6.1
本担保函对担保人及其继受人具有约束力，并应为许可方相关方及其各自的继承人与受让人以及任何受让方（视情况适用）的利益而持续有效。未经许可方事先书面同意（若许可方相关方认为合适，可自行决定不合理地拒绝或延迟给予该等同意），担保人不得转让或转移其在本担保函项下的任何权利、利益、职责或义务。许可方可根据交易协议条款转让或转移其在本担保函项下的任何权利、利益或职责。

This Guarantee shall be binding upon the Guarantor and his successors and enure to the benefit of the Licensor Parties and their respective successors and assigns and any Transferee (as the case may be). The Guarantor shall not assign or transfer any of his rights, benefits, duties or obligations hereunder without the prior written consent of the Licensor Parties (which consent may be unreasonably withheld or delayed if the the Licensor Parties think fit). The Licensor Parties may assign or transfer any of their rights, benefits or duties hereunder in accordance with the terms of the Transaction Agreements.

6.2
担保人根据本担保函作出的陈述、保证、承诺及义务应：

Exhibit 99.2

The representations, warranties, undertakings and obligations of the Guarantor under this Guarantee shall:

(1)
即使许可方任何一方转让或转移其在本担保函、交易协议或任何相关文件项下的权利，该等陈述、保证、承诺及义务仍应存续并保持完全效力；及

survive and remain in full force and effect notwithstanding any assignment or transfer by any of the Licensor Parties of their rights under this Guarantee, the Transaction Agreements or any related document; and

(2)
对许可方任何一方的受让人、受让方或继受人（包括许可方任何一方发生任何名称变更、合并、兼并、重组或吸收后的主体）具有约束力。

be binding upon the Guarantor in favour of any assignee, transferee or successor of any of the Licensor Parties, including following any change of name, amalgamation, merger, reconstruction or absorption of any of the Licensor Parties.

7
MISCELLANEOUS 其他

7.1
本担保函应作为许可人和收款方根据交易协议及适用法律所享有的所有其他权利或救济措施的补充，且不影响该等权利或救济措施。

This Guarantee shall be in addition to and without prejudice to all other rights or remedies available to the Licensor under the Transaction Agreements and at applicable laws.

7.2
倘若本担保函的任何条款在任何司法管辖区的法律下，在任何方面成为非法、无效或不可执行，则其余条款的合法性、有效性或可执行性，以及该条款在其他司法管辖区的合法性、有效性或可执行性，均不受任何影响或损害。

If at any time any provision of this Guarantee is or becomes illegal, invalid or unenforceable in any respect under the laws of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions hereof nor the legality, validity or enforceability of such provision under the laws of any other jurisdiction shall in any way be affected or impaired thereby.

Exhibit 99.2

7.3
担保人应承担许可方任何一方为行使本担保函项下权利而产生的任何及所有费用和开支（包括按全额赔偿原则承担的法律及其他费用）。

The Guarantor shall be responsible for any and all costs and expenses (including legal and other costs on a full indemnity basis) incurred by any of the Licensor Parties in enforcing any rights hereunder.

7.4
担保人根据本担保函所作出的每笔付款，均不得以任何形式或性质的抵销、反诉、扣减或减损为由而免除。

Each payment to be made by the Guarantor in respect of his guarantee under this Guarantee shall be made without set-off, counterclaim, reduction or diminution of any kind or nature.

7.5
本担保函的订立、效力、解释、履行、变更和终止以及争议的解决均适用香港特别行政区法律。

This Guarantee shall be governed by and construed in all respects in accordance with the laws of Hong Kong Special Administrative Region.

7.6
因本担保函引起或与之相关的任何争议，包括其存在、有效性或终止的任何问题，均应提交香港国际仲裁中心（HKIAC）根据提交仲裁通知时有效的HKIAC管理仲裁规则进行仲裁。仲裁庭应由三（3）名仲裁员组成，仲裁程序应以英语进行，仲裁地应为香港。仲裁庭应裁定各方就仲裁应承担的费用及开支。仲裁员的裁决应为最终裁决，对双方均具有约束力。

Any dispute, controversy, difference or claim arising out of or in connection with this Guarantee, including any question regarding its existence, validity, interpretation, performance, breach or termination, or any dispute regarding non-contractual obligations arising out of or relating to this Guarantee, shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (HKIAC), under the HKIAC Administered Arbitration Rules in force when the notice of arbitration is submitted. The arbitral tribunal shall consist of three (3) arbitrators, and the arbitration proceedings shall be conducted in English. The seat of arbitration shall be Hong Kong. The arbitral tribunal shall determine the costs and

Exhibit 99.2

expenses to be borne by each Party in relation to the arbitration. The decision of the arbitration shall be final and binding on both Parties.

7.7
本担保函自交易协议生效之日起生效并持续有效，直至被许可人根据交易协议所承担的所有义务、职责及承诺均已完全履行之日终止。即便出现被许可人或担保人的清算、破产、死亡或丧失行为能力，或任何担保义务或担保人本担保函项下义务获得部分清偿或履行，或因其他任何事由（若无本条款规定，可能产生解除或免除担保人本担保函项下义务的效果），也不影响前述终止条件。

This Guarantee shall come into force on the date of the Transaction Agreements and shall expire on the date upon which all of the obligations, duties and undertakings of the Licensee have been fully performed under the Transaction Agreements notwithstanding the winding-up, bankruptcy, death or incapacity of the Licensee or the Guarantor or any intermediate settlement of payment or satisfaction of any part of the Guaranteed Obligations or the Guarantor’ obligations hereunder or other matter whatsoever which but for this provision might operate to release or otherwise exonerate the Guarantor from his obligations hereunder.

7.8
本担保函以中文和英文两种语言订立。若中文版本与英文版本之间存在任何冲突、不一致或歧义，应以英文版本为准，并作为解释和履行本担保函的最终文本。

This Guarantee is executed in both the Chinese and English languages. In the event of any conflict, inconsistency, or ambiguity between the Chinese and English versions, the English version shall prevail and be used as the definitive text for the interpretation and performance of this Guarantee.

7.9
担保人以契据形式签署并交付本担保函。各方确认，本担保函旨在作为契据对担保人产生约束力，且即使许可人与收款方以普通签署（简式签署）方式签署本担保函，本担保函仍应具备契据效力。

The Guarantor executes and delivers this Guarantee as a deed. The parties intend this Guarantee to bind the Guarantor as a deed, and it shall take effect as a deed, even though the Licensor executes this Guarantee under hand.

为此，担保人于2026年2月5日以契据形式签署本担保函。

Exhibit 99.2

IN WITNESS WHEREOF this Guarantee has been executed by the Guarantor as a deed on February 5, 2026

GUARANTOR 担保人

L.S.

由陈刚 签名、盖章并交付 SIGNED SEALED and DELIVERED by CHEN Gang 且由以下人士见证： and witnessed by:- SHEN Yu [*****]	) ) ) )	/s/ CHEN Gang................................................... Name: CHEN Gang

THE LICENSOR 许可人

由Hu, Dien-Chien代表 Maxeon Solar Pte. Ltd.签署 SIGNED by Hu, Dien-Chien for and on behalf of Maxeon Solar Pte. Ltd., 且由以下人士见证： and witnessed by :Hao-Chin Jeng /s/ Hao-Chin Jeng [*****]	) ) ) )	/s/ Hu,Dien-Chien................................................... 姓名： Name: Hu, Dien-Chien 职位：董事 Position: Director